EXHIBIT 25

                             ROYAL ASSOCIATES, INC.
                               5134 Blazer Parkway
                                Dublin, OH 43017

                                 April 17, 2002


PRIVATE AND CONFIDENTIAL
Royal Precision, Inc.
535 Migeon Avenue
Torrington, Connecticut 06790
Attn:  Board of Directors, c/o John C. Lauchnor, President

Dear Sirs:

As you know, Royal Associates, Inc., a Delaware corporation ("RA"), is a newly-formed corporation owned by Richard P. Johnston, Kenneth J. Warren, Christopher A. Johnston, David E. Johnston, Charles S. Mechem, Jr., John C. Lauchnor and Robert Jaycox, all of whom except Mr. Jaycox are members of the Board of Directors of Royal Precision, Inc., a Delaware corporation ("RPI"). The stockholders of RA hold or share voting or dispositive power over approximately 77% of the outstanding common stock of RPI. This letter is to express the proposal of RA to acquire all of the remaining common stock, and options therefor owned by the public stockholders and other persons (collectively, the "Public Stockholders"), other than the RA stockholders (or persons or entities affiliated with RA), in a cash-out merger (the "Transaction"). The principal terms of the proposed Transaction are as follows:

     1. THE MERGER. RA proposes that RA and RPI enter into an agreement and plan of merger ("Merger Agreement") pursuant to which (i) RPI will be merged with RA or a subsidiary of RA; and (ii) each outstanding share of RPI common stock, other than shares then to be held by RA, the stockholders of RA and certain parties affiliated with RA and shares held by stockholders perfecting their dissenting rights under Delaware law, will be converted into the right to receive $0.30 in cash (the "Merger Consideration"), payable to the holder thereof, without interest, upon surrender of the certificate representing such shares. Absent unforeseen developments, the Transaction would be expected to occur in late September.

     2. THE MERGER AGREEMENT. The Merger Agreement would be entered into between RPI and RA. The consummation of the Transaction would be conditioned upon the satisfaction of certain customary conditions, including approval of the Merger Agreement by RPI's stockholders holding more than 50% of the voting power, the absence of any order of any court or administrative agency prohibiting the Transaction, and the reaffirmation as of the closing date of the opinion received by the Board of Directors of RPI (the "Board of Directors") from a financial advisor that the Merger Consideration to be received by the Public Stockholders is fair from a financial point of view. The obligation of RA to consummate the Transaction would be subject to customary conditions, any of which RA may waive, including the compliance by RPI with all of the covenants and agreements of RPI under the Merger Agreement, the accuracy of all of the representations and warranties of RPI made in the Merger Agreement and the receipt of all necessary third party consents or approvals for the Transaction. The obligation of RPI to consummate the Transaction would be subject to similar customary conditions, any of which RPI may waive, including the compliance by RA with all of its covenants and agreements under the Merger Agreement, the accuracy of all of the representations and warranties of RA made in the Merger Agreement and the receipt of all necessary third party consents or approvals for the Transaction. Except as provided in paragraph 5 below, each party will pay its own fees and expenses incurred in connection with the Merger Agreement and RA will reimburse RPI for the fees and expenses incurred by RPI in engaging the financial advisor to render its opinion on fairness.

     3. STOCKHOLDER APPROVAL. The affirmative vote of a majority of the issued and outstanding shares of RPI's common stock entitled to vote would be required to adopt the Merger Agreement, which approval would be assured, as persons associated with RA control a sufficient vote. The approval would be accomplished

PRIVATE AND CONFIDENTIAL
Royal Precision, Inc.
Attn: Board of Directors, c/o John C. Lauchnor, President
April 17, 2002
Page 2


after appropriate SEC going-private filings, dissemination of an information statement to all stockholders, contribution of a requisite number of shares or voting power therefor to RA and a written consent by holders of the requisite voting power in lieu of a stockholders meeting.

     4. GOVERNMENTAL AND REGULATORY APPROVALS. RA does not anticipate any governmental or regulatory approvals required for the closing of the Transaction other than in connection with filings with the SEC and the filing of articles of merger with the Secretary of State of the State of Delaware.

     5. AMENDMENT AND TERMINATION. By its terms, the Merger Agreement would be subject to amendment by the parties either before or after the approval of the Transaction by the RPI stockholders. The Merger Agreement would contain customary termination provisions. Those would permit termination: (i) by the mutual written consent of RPI and RA; (ii) by either RPI or RA if the other party has materially breached any of its representations, warranties or covenants, which breach has not been cured within 10 days after notice of such breach; (iii) by either RPI or RA if any governmental entity has issued an order, decree or ruling prohibiting the Transaction and such ruling has become final and non-appealable; (iv) by RPI or RA in the event the Transaction is not consummated by November 30, 2002, without the fault of the terminating party;
(v) by RPI or RA in the event the Board of Directors becomes obligated to withdraw its approval with respect to the Transaction or to enter into discussions with any third party regarding any competing transaction; (vi) by RA in the event that holders of more than 10% of the outstanding shares have indicated their intention to exercise their dissenters' rights under Delaware law; (vii) by either RPI or RA if the Transaction shall have been submitted to stockholders of RPI by a specified date and the vote or consent shall not have been sufficient to approve the Transaction; or (viii) by RA if there shall have been any material adverse effect on the Company's business, assets, prospects or condition. If the Merger Agreement is terminated, the parties will be obligated to pay their own expenses incurred in connection with the Transaction, provided that if the Merger Agreement is terminated due to RPI's entering into discussions with any third party regarding a competing transaction, RPI shall reimburse RA for RA's out-of-pocket fees and expenses incurred in connection with the Transaction.

     6. DETERMINATION OF THE BOARD OF DIRECTORS. RA anticipates that the Board of Directors of RPI would appoint a special committee consisting of the director who is not affiliated with RA ("Special Committee") who would review this proposal and take whatever action the Special Committee recommends. Representatives of RA will be prepared to meet with the Special Committee at the earliest practicable time.

     7. MANAGEMENT. RA contemplates that the management and employees of RPI will remain in place after the Transaction, except that the board of directors of the surviving corporation will consist of those persons who are the directors of RA.

     8. SOURCE OF FUNDS FOR THE TRANSACTION. RA intends that financing for the Transaction will be provided from (a) capital contributions from the stockholders in RA; and (b) borrowings by RA and its stockholders from one or more financial institutions or individuals, without requiring the use of RPI's assets to accomplish the Transaction. It is also RA's intention to negotiate with RPI's existing lending bank to obtain its consent to permit the existing bank financing to remain in place for at least a transitional period following consummation of the Transaction. It is a condition to the obligation of RA to close under the Merger Agreement that RA will have obtained a binding agreement for its debt financing in an amount sufficient to pay the Merger Consideration to the extent that it exceeds a stated commitment for equity capital to be contributed into RA.

     9. PAYMENT FOR THE COMMON STOCK. When the Merger Agreement is approved and the information statement has been cleared and disseminated, it is expected that the Transaction will be consummated as soon as possible after the consent action by the RPI stockholders and after all governmental and regulatory approvals

PRIVATE AND CONFIDENTIAL
Royal Precision, Inc.
Attn: Board of Directors, c/o John C. Lauchnor, President
April 17, 2002
Page 3


required for the Transaction, if any, are received and all other conditions are satisfied. Notice of the consummation of the Transaction, together with instructions regarding payment procedures for the Merger Consideration and a form letter of transmittal, will be mailed to stockholders of RPI promptly following the filing of Articles of Merger with the Secretary of State of the State of Delaware.

     10. APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS. Holders of RPI common stock will have appraisal rights under Delaware law and will have the right to obtain a judicial appraisal of the fair value of their shares.

Please transmit this proposal to the Board of Directors and request that the Board contact the undersigned at the earliest possible time. We assume that the next step will be the Board's appointment of a Special Committee to evaluate this proposal. We look forward to providing whatever information the Special Committee may reasonably request.

Sincerely,

ROYAL ASSOCIATES, INC.


By: /s/ Kenneth J. Warren
    ----------------------------
    Kenneth J. Warren, Secretary